UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 Form 10-SB

    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
      Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                      ORIGINALLY NEW YORK, INC.
                ------------------------------------
         (Name of Small Business Issuer in its charter)


            Nevada                           91-2107890
      ------------------                    ------------
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)


		500 N. Rainbow Blvd., Suite 300
		    Las Vegas, Nevada 89107
               ---------------------------------
		(Address of principal executive
			   offices)


                 Issuer's telephone number:  (702) 407-8222


Securities to be registered under section 12(b) of the Act:

 Title of Each Class to be so      Name on each exchange on which
          registered               each class is to be registered




Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share




PAGE-1-





                              TABLE OF CONTENTS

Part I                                                                      3
 Item 1.Description of Business                                             3
 Item 2.Management's Plan of Operation and Analysis of Results of
        Operations and Financial Condition                                  6
 Item 3.Description of Property                                            10
 Item 4.Security Ownership of Certain Beneficial Owners and Management     10
 Item 5.Directors and Executive Officers, Promoters and Control Persons    11
 Item 6.Executive Compensation                                             13
 Item 7.Certain Relationships and Related Transactions                     14
 Item 8.Description of Securities                                          14

Part II                                                                    16
 Item 1.Market for Common Equity and Related Stockholder Matters           16
 Item 2.Legal Proceedings                                                  17
 Item 3.Changes in and Disagreements with Accountants                      17
 Item 4.Recent Sale of Unregistered Securities                             17
 Item 5.Indemnification of Directors and Officers                          19

Part F/S                                                                   21

Part III                                                                   35
 Item 1.Index to Exhibits                                                  35

SIGNATURES                                                                 36







PAGE-2-




Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

  All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

  The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As we have not registered our securities pursuant to Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to us.

                                   Part I

Item 1.  Description of Business

Business Development

  We were incorporated in the State of Nevada on March 12, 2001, under the name Originally New York, Inc. Our articles of incorporation authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at a par value of $0.001 per share. We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the SEC. Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

  We have never been party to any bankruptcy, receivership or similar proceeding, nor have we undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

  Since our formation, our efforts had been devoted primarily to startup and development activities, which include the following:

  1.   Formation of the Company and obtaining start-up capital,

  2.   Developing our products and graphic designs,

  3.   Establishing our web site,

  4.   Seeking protection for our intellectual property and

  5.   Organizing our production and fulfillment capabilities.



PAGE-3-



We  are  a  start-up  company with a limited operating history.   From  our
inception to June 30, 2002, we generated $103 in revenues and have accumulated losses in the amount of $54,946. We cannot guarantee you that we will be able to increase sales of our products and to attain profitability. Our profitability could be affected by risks such as market acceptance and penetration of our products and our ability to cost-effectively market and distribute our products.

Business of Issuer

Principal Products and Principal Markets

  We market a proprietary line of sports and athletic garments bearing our logo or a unique City of New York Public School designation. For example, we sell pre-shrunk cotton t-shirts with the "P.S 64, Bronx, N.Y." embroidered logo, wrist watches with our company name on the faceplate and hats with our abbreviated company name embroidered on it. We currently have ten different items for sale on our web site. Since our inception, we have generated $103 in revenue from sales of our products.

  We have also entered into an affiliate program whereby we placed a hyper link to "Everything NYC" on our Internet site. Everything NYC is a web site that sells products related to New York, including such items as clothing, pictures and posters and other various goods. Through this affiliate program, we earn between five to ten percent of every sale derived from customers who link to the Everything NYC web site from ours. We have not referred any sales to Everything NYC, and thus have not generated any revenues from this aspect of our business.

  In addition to e-commerce opportunities, we provide opportunities for visitors to leave comments on our message board. Since September 2001, we have had 72 unique posts, with various uncounted replies. Our management believes that the message board will serve to foster and develop an on-line community of New Yorkers who have since moved to other parts of the United States. We believe that this community will generate word-of-mouth advertising for our web site and our products, thereby generating sales.

  We target current and previous residents of New York City. Our management believes that this segment of the U.S. population consists of millions of people, who either grew up in NYC and stayed there, or relocated to various regions throughout the country. Over a quarter of a million of high school students graduate from more than a thousand NYC public schools every year, by our management's general estimates. Taking into account, at a minimum, high school graduates over the past ten years, provides an idea of the size and dynamics of our target market.

Distribution Methods of Our Products

  We have established a web site at www.originallyny.com. This site is the home of our operations, where visitors may purchase our proprietary products or link to our affiliate to purchase additional New York-themed items. Substantially all of our revenues will be realized from on-line purchases by consumers.

  Our management intends to attract customers to our web site by intertwining out site with other New York-related web sites, message boards and newsgroups. We seek to create a community of New Yorkers seeking to rekindle the memories of their origin of birth. Part of this involves providing links from the Originally New York web site to New York City's visitor information, museum and transportation domains. Additionally, we intend to advertise our web site, and resultantly our products, by placing links to our web site on the sites of others. We will place banners and links on New York-related sites that take visitors to the Originally New York site.



PAGE-4-



  In addition to an Internet presence, we believe personal relationships can cultivate business sales. As such, we intend to engage sales representatives in major metropolitan areas to sell merchandise directly to specialty shops. We believe this will provide us with additional revenue opportunities. These representatives will be paid on a commission basis, and will not be salaried employees, which will allow us to preserve our capital. We have not contracted any sales representatives, and we cannot assure you that we will be able to entice such personnel to work with us.

  We  do  not  use  mass  media to market and advertise  our  services.   Our
management  does not believe that it is cost effective at this  time.   There
are no plans to implement a marketing campaign utilizing various media.

Competitive Business Conditions and the Issuer's Competitive Position

  We compete with a number of branded and private-label manufacturers of sportswear and knit apparel. Many of competitors are larger in size and most have greater financial resources than ONY. Approximately three-quarters of the United States market sales of knit apparel are made by three major knit apparel manufacturers. In this environment, a major challenge is to gain market share and build brand-name recognition for the ONY logo next to well-established images, such as the "Big Apple," and "I Love NY."

  The principal competitive factors in the apparel industry are price, service, delivery time, quality and flexibility, with the relative importance of each factor depending upon the needs of particular customers and the specific product offering. The apparel industry is further characterized by rapid shifts in fashion, consumer demand, and competitive pressures, resulting in both price and demand volatility. The demand for any particular product varies from time to time based largely upon changes in consumer preferences and general economic conditions, such as consumer expenditures for non-durable goods. The industry is also subject to supply volatility, which occurs as competitors enter or leave the market.

  We expect that our proprietary products will face considerable price pressure. In such environment, our strategy of providing the best value to our customers will require efficient management of production and distribution.

Licenses, Franchises and Royalty Agreements, Including Duration

  On April 20, 2001, we applied for trademark protection from the United States Department of Commerce, Patent and Trademark Office, for two of our logos. Trademark serial number 76244786 was applied for on the basis of the design, words and letters. We also applied for a second trademark, serial number 76244783, on the basis of the stylized form of the words and letters.

  These trademarks have been denied and subsequently abandoned by the Patent and Trademark Office. However, we intend to pursue both of these trademarks with the Patent and Trademark Office by filing a petition with that office for reinstatement of our applications. We cannot assure you that the Patent and Trademark Office will grant our request for trademark protection. We are not dependent upon trademark protection at this time, and do not believe it to be a condition of continuing our operations. However, unauthorized use of our logos and other intellectual property may limit or decrease our ability to establish a recognizable brand image.



PAGE-5-



Government Approval of Principal Products or Services

  To the best of our management's knowledge, our products and services do not require government licensing or approval.

  We are attempting to obtain trademark protection for two of our logo designs from the United States Patent and Trademark Office. As previously stated, this process in progress, and there is no assurance that any protection will be provided for us. We will be able to continue operating if we are unable to obtain any such protection, as it is not a requirement for us to do business.

Effect of Existing or Probable Government Regulations

  We  will  require  our independent manufacturers to operate  in  compliance with applicable laws and regulations. Although our internal guidelines promote ethical business practices, we do not control these vendors or their labor practices. The violation of labor or other laws by an independent manufacturer, or the divergence of an independent manufacturer's labor practices from those generally accepted as ethical in the United States, could result in adverse publicity for us and could reduce sales of our products.

Employees

  We presently rely on the efforts of our directors and executive officers. Our President, Leonard H. Luner, devotes an average of 15-20 hours per week to our operations. Messrs. Stuart S. Luner, Treasurer and Director of ONY; Paul S. Walker, a Director; and Stuart Weiser, also a Director each provide services to us on an as needed basis, which, on average, amounts to approximately one to two hours per week per person.

  We believe that our operations are currently on a small scale that is manageable by a one individual. We outsource the production of our products and the set-up and maintenance of our web site, thus our management's responsibilities are mainly administrative. Additionally, our marketing and advertising efforts are conducted substantially via the Internet, and can be directed by our current staff. While we believe that the addition of employees is not required over the next 12 months, we intend to contract sales representatives to market our products for us on an independent contractor basis. Thus, these representatives are not intended to be employees of our company.

Reports to Security Holders

Annual Reports

  We intend to deliver annual reports to security holders and the United States Securities and Exchange Commission on Form 10-KSB in accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, as amended. Such annual reports will include audited financial statements.

Periodic Reports with the SEC

  As of the date of this registration statement, we have not been filing periodic reports with the SEC. However, the purpose of this registration statement is to become a fully reporting company on a voluntary basis. Hence, we will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.




PAGE-6-



Availability of Filings

  You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 2. Management's Plan of Operation and Analysis of Results of Operations and Financial Condition

  We were incorporated on March 12, 2001. We have generated $103 in revenues and incurred a net loss of $54,989 since our inception. Our efforts to date have focused primarily on the development and implementation of our web site at www.originallyny.com. This web site serves as the core of our revenue generating operations. All of our revenues to date have been generated from sales through this Internet site.

  Our management believes that our accumulated deficit of $54,989 represents all of our expenditures to develop the necessary operating infrastructure to conduct our ongoing operations. We have established our web site with e-commerce capabilities, developed various designs and logos for use on our merchandise and obtained working capital through sales of our equity securities. We do not believe that any further capital expenditures will be required. We intend to focus our ongoing efforts on marketing and increasing sales of our products.

  We currently offer for sale exclusively through our web site ten different products. Sales growth in the next 12 months is important to provide us with cash flow to meet our operating expenses. However, we cannot guarantee that we will generate sufficient sales to cover our financial obligations.

  Our  current  revenues  are  significantly  dependent  upon  sales  of  our proprietary products. To alleviate our dependence upon sales of our products, we have entered into an affiliate program, whereby we earn a fee from sales derived from customers who link to the affiliate's site. We have not experienced any revenues through this affiliate program to date. This affiliate program does not cost us anything to participate in.

  To further diversify our revenue generating capacity, we intend to contract independent sales representatives to sell our merchandise directly to retail stores. These representatives will be paid on a commission basis and will not be paid a salary, thus our cash on hand will not be affected. However, we have not engaged such individuals as of the date of this registration statement.

  Since our incorporation, we have raised capital through sales of our common equity. Please refer to Part II, Item 4 "Recent Sales of Unregistered Securities" on page 17 for information on these issuances. All told, we raised $97,591 in cash from sales of our common stock.



PAGE-7-



  We believe that our cash on hand as of June 30, 2002 of $91,135 is sufficient to continue operations for the next at least six months without significant increases in revenues or additional capital infusions. However, if our costs of operations increase unexpectedly, we may need to raise additional capital by issuing equity or debt securities in exchange for cash. Notwithstanding this, there can be no assurance that we will be able to secure additional funds in the future to stay in business.

  We currently do not own any significant plant or equipment that we would seek to sell in the near future.

  Our management does not anticipate the need to hire additional full- or part- time employees over the next 12 months, as the services provided by our officers and directors appear sufficient at this time. We believe that our operations are currently on a small scale that is manageable by a few individuals. We outsource for the manufacture of our products, as well as the hosting and maintenance of our web site, thus our responsibilities are related predominantly to graphic design and administrative duties. Additionally, our marketing and advertising efforts are mainly conducted via the Internet, and can be designed by our current staff or our third-party Internet services firm. While we believe that the addition of employees is not required over the next 12 months, we intend to contract sales representatives to market our products for us on an independent contractor basis. These representatives are not intended to be employees of our company.

  We have not paid for expenses on behalf of any of our directors. Additionally, we believe that this fact shall not materially change.

Risk Factors

We may be unable to continue as a going concern if we fail to generate sufficient revenues and/or fail to obtain additional capital.

  We are a development stage entity with limited operations. For the period from our date of incorporation on March 12, 2001 to June 30, 2002, have incurred a total loss of $54,989 on revenues of $103. We will not be profitable until we establish a broader customer base for our products and derive substantial revenues from our sales. We expect to continue to lose money unless we are able to generate sufficient revenues and cash flows or obtain adequate funding through external offerings of our equity or debt. There are no assurances that we will be able to generate sales or that additional financing will be available, or if available, will be on terms acceptable to us. If adequate working capital is not available, the value of our Company's common shares will be negatively affected and could result in the loss of your entire investment.

  The financial statements present elsewhere in this registration statement do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should we be unable to continue as a going concern.

We may not be able to compete against our larger competitors.

  The market for athletic apparel and sportswear is highly competitive. We face significant competition from global and regional branded apparel companies, as well as retailers that market apparel under their own labels. Competitors pose significant challenges to us and make it more difficult to gain market share. Among other things, we compete with other apparel companies for the production capacity of independent manufacturers that will produce our products and, potentially, for import quota capacity.

  Some of our larger competitors have substantially greater financial, distribution, marketing and other resources and have achieved greater recognition for their brand names for product lines or certain products than we have. As a result, some of these competitors may be able to devote greater resources to marketing and promotional activities or adopt more aggressive pricing policies than we may be able to. Increased competition in this manner may result in reduced operating margins or loss of market share.




PAGE-8-



Changes in consumer preferences could reduce demand for our products.

  We believe we may benefit from changing consumer preferences and increasing consumer interest in wearing casual apparel, but this trend may not continue. Any change in consumer preferences could have a material adverse effect on our revenues. In addition, changes in fashion trends could have a greater impact as we expands our product offerings to include more sportswear. Furthermore, decisions about product design often are made in advance of consumer acceptance. Failure to anticipate and respond to changes in consumer preferences and demands could lead to, among other things, lower sales, excess inventories and lower margins, all of which could adversely affect the value of your investment.

We are dependent on independent manufacturers for the production of our products.

  We outsource production of our proprietary ONY sportswear to independent manufacturers. The inability of a manufacturer to ship our products in a timely manner or to meet our quality standards could cause us to miss the delivery requirements of our customers for those items. This could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which will decrease our revenues. Although we plan to enter into purchase order commitments with specific time frames for delivery, method of payment, design and quality specifications and other standard industry provisions, we do not have long-term contracts with any manufacturer. In addition, we compete with other companies for the production capacity of independent manufacturers. Certain of these competing companies have substantially greater brand recognition and financial and other resources than we do and thus may have an advantage in the competition for production capacities. We do not expect that any of our independent manufacturers will produce our products exclusively.

Our management is involved with other business activities, which could reduce the time they allocate to our operations.

  Our operations depend substantially on the skills and experience of Mr. Leonard H. Luner, our President. Without employment contracts, we may lose this or any of our officers and directors to other pursuits without a sufficient warning and, consequently, go out of business.

  Our officers and directors are each involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, one or more of these individuals may face a conflict in selecting between Originally New York and his other business interests. We have not formulated a policy for the resolution of such conflicts.

Unauthorized use of our intellectual property may limit our ability to establish a recognizable brand.

  From time to time, we may discover products that are counterfeit reproductions of our products or that otherwise infringe upon any existing or potential proprietary rights held by us. If we are unsuccessful in challenging a party's products on the basis of trademark infringement, continued sales of these products by that or any other party could adversely impact our brand, result in the shift of consumer preference away from us and limit our revenue generating capabilities. We cannot assure you that actions taken by us to establish and protect our pending trademarks and other proprietary rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as violating of trademarks and proprietary rights. In addition, we could incur substantial costs in legal actions relating to our use of intellectual property or the use of our intellectual property rights by others.

Item 3.  Description of Property

Description of Property

  Originally New York, Inc. has its headquarters in Nevada. The mailing address is Originally New York, Inc., 500 North Rainbow Blvd, Suite 300, Las Vegas, NV 89107, phone: (702) 407-8222, and fax: (702) 407-8223. We lease this address from JBS Executive Suites, LLC for $360 per annum, which provides for basic conference facilities and access to copy machines and other office equipment, as needed. The lease has expired on June 5, 2002 and we are currently renting this space on month-to-month basis.



PAGE-9-



  We also have an administrative office that is being provided by a director and shareholder at no charge to us for an indefinite time period. This space is approximately 120 square feet and provides Internet access, various office equipment and furniture. There are currently no proposed programs for the renovation, improvement or development of the facilities we currently use. We believe that this arrangement is suitable given the nature of our current operations, and also believe that we will not need to lease additional administrative offices for at least the next 12 months.

Investment Policies

  Our management does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners and Management

  The   following  table  sets  forth  as  of  September  16,  2002   certain
information regarding the beneficial ownership of our common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our directors and executive officers and

  3.   All of our directors and executive officers as a group.

  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

 TITLE OF           NAME AND ADDRESS           AMOUNT AND   % OF
  CLASS           OF BENEFICIAL OWNER          NATURE OF    CLASS
                                               BENEFICIAL
                                                 OWNER
-------------------------------------------------------------------------
Common     Leonard H. Luner, President and     5,000,000    70.3%
Stock      Director(1)
Common     Stuart S. Luner, Treasurer and        25,000      0.4%
Stock      Director(*)
Common     Paul S. Walker, Director(*)           25,000      0.4%
Stock
Common     Stuart Weiser, Director(*)            25,000      0.4%
Stock
------------------------------------------------------------------------
           Officers and Directors as a Group   5,075,000    71.4%
                                             ---------------------------
Common     B.M.M., LLC (**)                      714,286    10.0%
Stock
Common     Denford Investments, LLC (***)        571,429     8.0%
Stock

Footnotes:

(*) The address of officers and directors in the table is c/o Originally New York, Inc., 500 North Rainbow Blvd, Suite 300, Las Vegas, NV 89107.

(**) B.M.M.,  LLC  is  controlled and operated by  Steve  Bonenberger.   The
     address of B.M.M. is 5300 W. Sahara Ave., Suite 101, Las Vegas, Nevada
     89146.

(***)Denford  Investments, LLC is controlled and operated by  Hal  Crawford.
     The address of Denford is 1802 North Carson Street, Las Vegas, Nevada
     89701.




PAGE-10-



Change in Control

  No arrangements exist that may result in a change of control of ONY.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

  The following table sets forth certain information with respect to each of our executive officers or directors.


    NAME     AGE         POSITION           PERIOD SERVING   TERM
------------------------------------------------------------------------
Leonard H.    63  President,   CEO    and  March 2002-2003    1 year(*)
Luner             Director

Stuart S.     58  Treasurer and Director   March 2002-2003    1 year(*)
Luner

Paul S.       55  Director                 March 2002-2003    1 year(*)
Walker

Stuart        58  Director                 March 2002-2003    1 year(*)
Weiser


Footnotes:

(*) Directors hold office until the next annual stockholders' meeting to be held in 2003 or until a successor or successors are elected and appointed.

Directors, Executive Officers and Significant Employees

  Set forth below are summary descriptions containing the name of our directors and officers, all positions and offices held with us, the period during which such officer or director has served as such, and the business and educational experience of each during at least the last five years:

  Leonard H. Luner, President and Chief Executive Officer, Director, has over 30 years of business experience as a division manager and a sales and marketing professional. In 1973, Mr. Luner commenced a 23-year career at Pulse Engineering, where he served in a variety of positions including Regional and Western Area Manager responsible for sales in 20 states. In 1983, Mr. Luner became the Vice President of Sales and Market at Pulse Engineering, growing the company's sales from $20 million a year to $65 million by 1994. Mr. Luner was part of the management team that executed a leveraged buy-out of Pulse from Varian Associates and a subsequent successful initial public offering. Mr. Luner joined Netwave Technologies in 1996 as Vice President of the Original Equipment Manufacturing (OEM) Division. In that capacity, Mr. Luner was responsible for overall administration and establishing worldwide sales of the company's products to OEM customers. From June 1998 to November 1999, he helped facilitate the acquisition of Netwave Technologies by Bay Networks. Mr. Luner holds a B.
S. in Business Administration from Pepperdine University, a Bachelor's degree in Electronic Science from New York Institute of Technology and a Certificate in New Product Development from the California Institute of Technology.

  Stuart S. Luner, Treasurer, Director, worked on Madison Avenue in New York City for Ross Advertising after receiving a degree in Graphic Arts and Advertising. His client base included such advertising mainstays as B.B.D.& O and Young & Rubicam. Later, Stuart Luner relocated to San Francisco where he assumed the position of Director of Advertising and Promotion for Adolph Blake, Inc., a sporting goods company. During the past 25 years, Mr. Luner served in various executive positions within the apparel industry including major garment manufactures like Garland ($200 million in sales), San Francisco Shirt Works ($50 million in sales), and Cherokee, where he was executive Vice President. For the past 10 years, Mr. Luner has been President of Teddi, one of the largest U.S. manufactures of clothing apparel ($200 million in sales). In his role as President, Mr. Luner is responsible for the day-to-day marketing and sales of the company's products. The company's customer base includes all major U.S. retailers including: May, J.C. Penney, Saks, and Mervyns.



PAGE-11-



  Paul S. Walker, Director, has 30 years of business experience, including positions of corporate controller, general manager and Director of Sales. In the past, Mr. Walker served as the General Manager and a financial officer of The Potter Company (a division of Pulse Engineering), a manufacturer and marketer of electronic components sold to major electronics companies including Hewlett Packard, IBM and Compaq Computer. Mr. Walker was recruited by Pulse Engineering, Inc. (a Technitrol Company NYSE, TNL) as the director of sales to IBM. During his tenure at Pulse, Mr. Walker was part of the senior management team that completed a leveraged buy-out and a subsequent initial public offering. Paul Walker is currently the Liaison
Manager for the State of Mississippi's Development Authority. The Liaison Bureau markets the State's resources to manufactures and commercial businesses. Mr. Walker maintains contacts with organizations that provide training and engineering to qualified businesses. Paul Walker has a degree in Business Administration with concentration in Accounting from Mississippi College.

  Stuart Weiser, Director, has 30 years experience in the apparel industry and has a deserved reputation for rebuilding companies both in size and profitability. Weiser's experience in the garment business includes executive sales positions with apparel manufactures such as Spare Parts, Chorus Line, and Rotten Cotton. Mr. Weiser also served as chief designer and merchandiser for the French Garment manufacture Viscout. Stuart Weiser is currently a principal and the Chief Executive Officer of Teddi, a $200 million U.S. clothing manufacturing. Teddi supplies it's products to every major retailer including May, J.C. Penney, Saks, and Mervyns. Mr. Weiser has a Bachelor's degree from Moorhead State University.

Family Relationships

  Leonard H. Luner, our President, is the brother of Stuart S. Luner, our Treasurer.

Item 6.  Executive Compensation

Remuneration of Directors, Executive Officers and Significant Employees

  We do not have employment agreements with our executive officers. We have yet to determine the appropriate terms needed for the creation of employment agreements for our officers. There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity. We plan to have these agreements completed by the beginning of the next year. We have no proposal, understanding or arrangement concerning accrued earnings to be paid in the future. In the meanwhile, none of our executive officers have been drawing salaries since they were appointed to their positions.

                   Summary Compensation Table

                  Annual                  Long-Term Compensation
               Compensation
              -----------------        ---------------------------

  Name and         Salary Bonus Other  Restr   Securi  LTIP   All
 Principal                      Annual icted   ties    Payo  Other
  Position                      Compen Stock   Under   uts   Compen
                                sation Awards  lying         sation
                                               Options
              Year  ($)    ($)   ($)     ($)     (#)    ($)    ($)



 Leonard H.   2002   0      0     0       0       0      0      0
   Luner
 President    2001   0      0     0       0       0      0      0


 Stuart S.    2002   0      0     0       0       0      0      0
   Luner
 Treasurer    2001   0      0     0       0       0      0      0





PAGE-12-



Directors' Compensation

  We have no formal or informal arrangements or agreements to compensate our directors for services they provide as directors of our company.

  On June 1, 2002, we issued an aggregate of 75,000 shares of our common stock to three of our directors, as follows:

                Name          Shares Issued     Aggregate Value ($)
          ------------------------------------------------------------

           Stuart S.Luner         25,000            $1,750

           Paul S. Walker         25,000            $1,750

            Stuart Wesier         25,000            $1,750


Employment Contracts and Officers' Compensation

  Since our incorporation, we have not paid any compensation to our officers. We do not have employment agreements with any of our officers, directors of employees. Any future compensation to be paid to these individuals will be determined by our Board of Directors, and employment agreements will be executed. We do not currently have plans to pay any compensation to our officers or directors until such time as we are cash flow positive.

Stock Option Plan And Other Long-term Incentive Plan

  We currently do not have existing or proposed option/SAR grants.

Item 7.  Certain Relationships and Related Transactions

  On July 20, 2001, we issued 5,000,000 shares of our $0.001 par value common stock to three officers and directors in exchange for a subscriptions receivable of $5,000. On February 1, 2002, the three founders paid for expenses totaling $5,000 on our behalf to cancel the entire balance of subscriptions receivable. Please refer to Part II, Item 4, Recent Sales of Unregistered Securities, on page 17 for more information.

  Our President and Director, Leonard H. Luner, paid for various expenses of on our behalf in the aggregate amount of $1,333. This amount was due as a loan that bore zero interest and was due on demand. During the six month period ended June 30, 2002, we repaid the entire balance due.

  On June 1, 2002, we issued 75,000 shares of common stock for total services rendered of $5,250 to three members of the board of directors. Please refer to Item 6 on page 13 of this registration statement for additional information.

  An administrative office is being provided at no charge to us by an officer and director of our company. Please refer to Part I, Item 3, Description of Property, on page 9 for more information.

Item 8.  Description of Securities

  Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.001 per share and 5,000,000 shares of preferred stock, par value. As of September 16, 2002, we had 7,112,018 shares of common stock outstanding. To date, we have not issued preferred stock and have no plans, commitments or understandings to do so. The following summary discusses all of the material terms of the provisions of our common stock and preferred stock as set forth in our "Articles of Incorporation" and bylaws.



PAGE-13-



Common Stock

  As a holder of our common stock:

  1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

  2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;


  3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

  4. You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

  5. Your shares are fully paid and non-assessable. Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

  Although we have not issued any preferred stock to date, nor have we developed the descriptive attributes of these preferred shares, we can issue shares of preferred stock in series with such preferences and designations as our board of directors may determine. Our board can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights. This could dilute the voting strength of the holders of common stock and may help our management impede a takeover or attempted change in control.

Warrants

  As a holder of our warrants:

  1. You may exercise warrants at any time after the vesting date and prior to the expiration date;

  2. The number and kind of securities purchasable and price to be paid upon exercise shall be adjusted in the event of certain circumstances as follows:

       a.   Reclassification or merger,

       b.   Subdivision or combination of shares,

       c.   Stock dividends and other distributions,

       d.   Adjustment of number of shares and

       e.   Conversation of shares; and

  3. You are not entitled to vote or receive dividends or be deemed the holder of common stock or any other securities, which may at any time, be issuable on the exercise hereof.



PAGE-14-



Nevada Anti-Takeover Provisions

  The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to Originally New York, Inc. Section 78.438 of the Nevada law prohibits us from merging with or selling our company or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired our shares, unless the transaction is approved by our Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of our company.


















PAGE-15-





                                  Part II

Item 1.  Market for Common Equity and Related Stockholder Matters

Market Information

  There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

Warrants

  On  June  30,  2002,  we issued a warrant representing  132,273  underlying
shares  of  common  stock  to NevWest Securities  Corporation.   The  warrant
provides that the holder:

  1. May exercise warrants at any time and prior to the expiration date, which is June 30, 2005;

  2. May exercise warrants at a price of $0.077 per share;

  3. Is not entitled to vote or receive dividends or be deemed the holder of common stock or any other securities, which may at any time, be issuable on the exercise of the warrants.

  The number and kind of securities purchasable and price to be paid upon exercise will be adjusted upon the following events:

  1.   Reclassification or merger,

  2.   Subdivision or combination of shares,

  3.   Stock dividends and other distributions,

  4.   Adjustment of number of shares and

  5.   Conversation of shares.

  These warrants were issued as additional compensation in connection with sales of our securities under our Nevada registered 504 offering.

Shares Available Under Rule 144

  There are currently 5,789,286 shares of common stock that are considered restricted securities under Rule 144 of the Securities Act of 1933. Of that amount, 5,000,000 shares, or 70.3%, are beneficially held by Leonard H. Luner, an officer and director of our company. At the present time, the resale or transfer of the restricted shares of Common Stock held by Mr. Luner would be permissible in limited quantities pursuant to Rule 144(e)(1) with notification compliant with Rule 144(h). However, Mr. Luner has entered into a "lock-up" agreement, whereby his holdings may not be sold until the earlier of the following events:

  1. A period of three years from the date of the offering conducted under Rule 504 of Regulation D (which date shall be December 7, 2004),

  2. When our stock is traded on the OTCBBr at an average share price of greater than $0.10 per share for a minimum of three months,

  3. Our shares are listed on the Nasdaq SmallCap MarketSM or higher market or

  4. We have paid the initial purchase price back to the purchasing shareholder in the form of dividends.



PAGE-16-



As these events have not yet occurred, Mr. Luner may not divest himself of his ownership in our company, neither through public or private means.

  Additionally, the remaining 714,286 shares of our restricted  common  stock
are   subject  to  the  provisions  of  Rule  144(e)(1),  and  as  such,  are transferable with notification provided under Rule 144(h).

  In general, under Rule 144 as amended, a person who has beneficially owned and held "restricted" securities for at least one year, including "affiliates," may sell publicly without registration under the Securities Act, within any three-month period, assuming compliance with other provisions of the Rule, a number of shares that do not exceed the greater of (i) one percent of the common stock then outstanding or, (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. A person who is not deemed an "affiliate" of our Company and who has beneficially owned shares for at least two years would be entitled to unlimited resales of such restricted securities under Rule 144 without regard to the volume and other limitations described above.

Holders

  As of the date of this prospectus, we have approximately 7,112,018 shares of $0.001 par value common stock issued and outstanding held by approximately 62 shareholders of record. Our Transfer Agent is Pacific Stock Transfer Company, 5844 S. Pecos Road, Suite D, Las Vegas, Nevada 89120, phone (702) 361-3033.

C.  Dividends

  We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on its common stock. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the board of directors considers relevant.

Item 2.  Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.  Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.

Item 4.  Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:




PAGE-17-



Sales conducted under an exemption from registration provided under
                               Section 4(2)

  During March 2001, we issued 5,000,000 shares of our common stock to our Leonard H. Luner, our President and founder. This sale of stock did not involve any public offering or solicitation. The shares were issued in exchange for expenses paid for by the founding shareholder on our behalf in the amount of $5,000. At the time of the issuance, Mr. Luner was in possession of all available material information about us, as is our President and a director.

  Also during March 2001, we issued 714,286 shares of our common stock to our B.M.M., LLC. This entity is not and was never an officer or director of our company. This sale of stock did not involve any public offering or solicitation. The shares were issued in exchange for cash in the amount of $50,000.

  On June 1, 2002, we issued an aggregate of 75,000 shares of our common stock to three officers and directors of our company (please refer to Item 6 on page 13 for additional information). These issuances of stock did not involve any public offering or solicitation. The shares were issued in exchange for services rendered in the amount of $5,250.

  We believe that the transactions delineated above are exempt from the registration provisions of Section 5 of the Securities Act as such exemption is provided under Section 4(2) because:

  1. None of these issuances involved underwriters, underwriting discounts or commissions;

  2. Restrictive legends are placed on all certificates issued;

  3. The distribution did not involve general solicitation or advertising;
     and

  4. The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment. All sophisticated investors were given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

Sales conducted under Regulation D

  In June, 2002, we completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of the offering in the State of Nevada. We sold 1,322,732 shares of common stock, par value, at a price of $0.07 per share to approximately 60 unaffiliated shareholders of record, none of whom were or are our officers or directors. The offering was sold for $92,591 in cash.

  This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten. In regards to the offering closed in June 2002 offering, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 offering:

  1. At the time of the offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan, and continue to do so.
  2. We were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of offering of our common stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. In June 2002, we completed an offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 1,322,732 shares of our common stock to a total of 60 shareholders of record. None of the purchasers were or are our officers and directors. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.

  3. The aggregate offering price for the offering closed in June 2002 was $92,591, all of which was collected from the offering.




PAGE-18-



Item 5.  Indemnification of Directors and Officers

  The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

  Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

  The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the
Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

  The Articles of Incorporation of the Company state that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

  The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right, which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.



PAGE-19-



  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
























PAGE-20-




                                  Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

a)           Originally New York, Inc.

             Report of Independent Public Accountants

             Balance Sheets

	     Statements of Operations

	     Statements of Changes in Stockholders' Equity

	     Statements of Cash Flows

	     Notes to Financial Statements




















PAGE-21-




                          Originally New York, Inc.
                        (A Development Stage Company)

                               Balance Sheets
                                    as of
                              June 30, 2002 and
                              December 31, 2001

                                     and

                          Statements of Operations,
                    Changes in Stockholders' Equity, and
                                 Cash Flows
                               for the period
                     March 12, 2001 (Date of Inception)
                                   through
                                June 30, 2002


























PAGE-22-




                              TABLE OF CONTENTS




                                                           PAGE

Independent Auditor's Report                                1

Balance Sheets                                              2

Statements of Operations                                    3

Statements of Changes in Stockholders' Equity               4

Statements of Cash Flows                                    5

Footnotes                                                   6




















PAGE-23-





Beckstead and Watts, LLP
Certified Public Accountants
                                                               3340 Wynn Road
                                                          Las Vegas, NV 89102
                                                                 702.257.1984
                                                           702.362.0540 (fax)

                        INDEPENDENT AUDITOR'S REPORT


Board of Directors
Originally New York, Inc.

We have audited the Balance Sheets of Originally New York, Inc. (the "Company") (A Development Stage Company), as of June 30, 2002 and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the period then ended, and for the period March 12, 2001 (Date of Inception) to June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Originally New York, Inc. (A Development Stage Company) as of June 30, 2002 and the results of its operations and cash flows for the periods then ended, and for the period
March 12, 2001 (Date of Inception) to June 30, 2002, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not
include  any  adjustments  that  might  result  from  the  outcome  of   this
uncertainty.



September 10, 2002





PAGE-24-F1



                          Originally New York, Inc.
                        (A Development Stage Company)
                               Balance Sheets

                                                June30,  December,

                                                  2002     2001
                                             ------------------------
Assets

Current assets:
  Cash and equivalents                          $91,135   $16,874
  Inventory                                       1,112       457
                                             ------------------------
    Total current assets                         92,247    17,331
                                             ------------------------
Fixed assets, net                                 1,300     1,469

Web site development, net                         3,655     4,085

Intangible assets                                   650       650
                                             ------------------------
                                                $97,852   $23,535
                                             ========================
Liabilities and Stockholders' Equity

Current liabilities:
  Due to shareholder                                 $-    $1,333
                                             ------------------------
    Total current liabilities                         -     1,333
                                             ------------------------
Stockholders' equity:
  Preferred stock, $0.001 par value,
    5,000,000 shares authorized, no shares
    issued and outstanding                            -         -
  Common stock, $0.001 par value,
    20,000,000 shares authorized,
    7,112,018 and 5,714,286 shares
    issued and outstanding as of
    6/30/02 and 12/31/01,                         7,112     5,714
    respectively
  Additional paid in capital                    145,729    49,286
  (Deficit)accumulated during development stage (54,989)  (32,798)
                                             ------------------------
                                                 97,852    22,202
                                             ------------------------
                                                $97,852   $23,535
                                             ========================



 The accompanying notes are an integral part of these financial statements.






PAGE-25-F2






                          Originally New York, Inc.
                        (A Development Stage Company)
                          Statements of Operations

				       March     March     March
			   For the   12, 2001   12, 2001  12, 2001
		          six months (Incepti   (Incepti  (Incepti
			    ended     on to)     on to)    on to)
			   June 30,  June 30,   December  June 30,
					          31,
                             2002      2001      2001       2002
                         --------------------------------------------
Revenue                       $81        $-       $22       $103
Cost of sales                  18         -         5         23
                                              -----------------------
Gross Profit                   63         -        17         80
                         --------------------------------------------
Expenses:
  General &                 8,677    17,664    32,374     41,051
  administrative
  expenses
  Commission expense        7,728         -         -      7,728
  Consulting expense -      5,250         -         -      5,250
  related party
  Depreciation &              599        57       441      1,040
  amortization          --------------------------------------------
    Total expenses         22,254    17,721    32,815     55,069
                        --------------------------------------------
Net (loss)               $(22,191)  $(17,721) $(32,798)  $(54,989)
                        ============================================

Weighted average
  number of
  common shares
  outstanding - basic
  & fully diluted       5,733,916  5,634,179 5,684,831
                        ================================

Net (loss) per share
  - basic and fully
  diluted                  $(0.00)    $(0.00)   $(0.01)
                        ================================



 The accompanying notes are an integral part of these financial statements.





PAGE-26-F3





                          Originally New York, Inc.
                        (A Development Stage Company)
                Statements of Changes in Stockholders' Equity



                                               (Deficit)
                                              Accumulated
                                   Additional   During     Total
                    Common Stock     Paid-in    Develop  Stockhol
                ------------------               ment      ders'
                  Shares    Amount   Capital    Stage     Equity
                ----------------------------------------------------
March 2001
   Founder       5,000,000  $5,000        $-        $-     $5,000
   shares

March 2001
   Private
   placement
   issued for      714,286     714    49,286         -     50,000
   cash

Net (loss)
   March 12,
   2001
   (inception)
   to
   December 31,                                (32,798)   (32,798)
   2001         ----------------------------------------------------

Balance,
   December 31,
   2001          5,714,286   5,714    49,286   (32,798)    22,202
                ----------------------------------------------------

June 2002
   Issued for       75,000      75     5,175         -      5,250
   services

June 2002
   Issued for    1,322,732   1,323    91,268         -     92,591
   cash

Net (loss)
   For the six
   months ended
   June 30,                                    (22,191)   (22,191)
   2002         ----------------------------------------------------

Balance, June    7,112,018  $7,112  $145,729  $(54,989)   $97,852
   30, 2002     ====================================================



 The accompanying notes are an integral part of these financial statements.






PAGE-27-F4






                          Originally New York, Inc.
                        (A Development Stage Company)
                          Statements of Cash Flows

                                     March     March     March
			 For the   12, 2001   12, 2001  12, 2001
		        six months (Incepti   (Incepti  (Incepti
			  ended     on to)     on to)    on to)
			 June 30,  June 30,   December  June 30,
				                 31,
                          2002       2001       2001      2002
                       ---------------------------------------------
Cash flows from
operating activities
Net (loss)              $(22,191)  $(17,721)  $(32,798) $(54,989)
  Shares issued for        5,250          -          -     5,250
  services
  Depreciation &             599         57        441     1,040
  amortization
Adjustments to
reconcile net (loss)
to
  Net cash (used) by
  operating
  activities:
  (Increase) in             (655)      (656)      (457)   (1,112)
  inventory
  Increase (decrease)
  in due to
  shareholder             (1,333)     1,424      1,333         -
                       ---------------------------------------------
Net cash (used) by       (18,330)   (16,896)   (31,481)  (49,811)
operating activities   ---------------------------------------------

Cash flows from
investing activities
  Purchase of fixed            -     (1,695)    (1,695)   (1,695)
  assets
  Web site development         -     (1,244)    (4,300)   (4,300)
  Intangible assets            -       (650)      (650)     (650)
                       ---------------------------------------------
Net cash (used) by             -     (3,589)    (6,645)   (6,645)
investing activities   ---------------------------------------------

Cash flows from
financing activities
  Issuances of common      92,591    55,000     55,000   147,591
  stock                ---------------------------------------------
Net cash provided by
  financing
  activities               92,591    55,000     55,000   147,591
                       ---------------------------------------------
Net increase in cash       74,261    34,515     16,874    91,135
Cash - beginning           16,874         -         -          -
                       ---------------------------------------------
Cash - ending             $91,135   $34,515    $16,874   $91,135
                       =============================================


 The accompanying notes are an integral part of these financial statements.





PAGE-28-F5






                          Originally New York, Inc.
                        (A Development Stage Company)
                                    Notes

Note 1 - History and organization of the company

The Company was organized March 12, 2001 (Date of Inception) under the laws of the State of Nevada, as Originally New York, Inc. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 20,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.

The Company has designed and is planning to market proprietary logoed articles of clothing (i.e. hats, polo shirts, golf shirts, etc).

Note 2 - Accounting policies and procedures

Cash and cash equivalents
For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Cash equivalents include funds held in escrow in the amount of $13,461 as of June 30, 2002. There are no cash equivalents as of December 31, 2001.

Fixed assets
The cost of fixed assets is depreciated over the estimated useful life of the fixed assets utilizing the straight-line method of depreciation based on the estimated useful life of 5 years.

Web site development
The website will comprise multiple features and offerings that are currently under development, and it is anticipated that the offerings will require future development and refinement. In connection with the development of its website, the Company will incur external costs for hardware, software, and consulting services, and internal costs for payroll and related expenses of its technology employees directly involved in the development. All hardware costs will be capitalized. Purchased software costs will be capitalized in accordance with Statement of Position 98-1 Accounting for the costs of Computer Software Developed or Obtained for Internal Use. All other costs will be reviewed for determination of whether capitalization or expense as product development cost is appropriate.

Intangible Assets
Intangible assets subject to amortization include application costs for the trademarks and are being amortized on a straight-line basis over forty years.

Impairment of long-lived assets
Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at December 31, 2001.

Revenue recognition
The Company recognizes revenue from product sales when the products are shipped and title passes to customers. Outbound shipping charges are included in net sales. The Company provides an allowance for sales returns based on historical experience.

Under an agreement with third parties, the Company acts as an agent for the sale of certain products ordered on its Web site. For such arrangements, the Company records the net amount of revenue earned as commissions on transactions rather than the gross amount of product sales and related costs.




PAGE-29-F6



                          Originally New York, Inc.
                        (A Development Stage Company)
                                    Notes

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101, as amended, summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements and provides guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. The Company adopted SAB 101 in the year ended December 31, 2001. Adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

Cost of Sales
Cost of sales consists of the purchase price of products sold, inbound and outbound shipping charges, packaging supplies and costs associated with service revenues and marketplace business. The purchase price of the products, outbound shipping charges and the cost of tangible supplies used to package products for shipment to customers totaled $18 during the six month period ended June 30, 2002 and $5 in for the period ended December 31, 2001.

Advertising costs
The Company expenses all costs of advertising as incurred. There were advertising costs in the amount of $830 and $8,428 included in general and administrative expenses during the periods ended June 30, 2002 and December 31, 2001, respectively.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2002 and December 31, 2001. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Reporting on the costs of start-up activities
Statement  of Position 98-5 (SOP 98-5), "Reporting on the Costs  of  Start-Up
Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Loss per share
Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period.
The Company had no dilutive common stock equivalents, such as stock options or warrants as of June 30, 2002 and December 31, 2001.

Dividends
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.




PAGE-30-F7



                          Originally New York, Inc.
                        (A Development Stage Company)
                                    Notes

Segment reporting
The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information." The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income taxes
The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent pronouncements
In June 2001, SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," were issued. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting, and that identifiable intangible assets acquired in a business combination be recognized as an asset apart from goodwill, if they meet certain criteria. The impact of the adoption of SFAS No. 141 on our reported operating results, financial position and existing financial statement disclosure is not expected to be material.

SFAS No. 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill and indefinite-lived intangible assets, including that acquired before initial application of the standard, will not be amortized but will be tested for impairment at least annually. The new standard is effective for fiscal years beginning after December 15, 2001. Adoption of SFAS No. 142 effective January 1, 2002, will result in the elimination of approximately $82,000 of annual amortization. The Company does not expect to recognize any impaired goodwill as of January 1, 2002.

In July 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued which requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The impact of the adoption of SFAS No. 143 on the Company's reported operating results, financial position and existing financial statement disclosure is not expected to be material.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued. This statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and broadens the definition of what constitutes a discontinued operation and how results of a discontinued operation are to be measured and presented. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The impact of the adoption of SFAS No. 144 on our reported operating results, financial position and existing financial statement disclosure is not expected to be material.




PAGE-31-F8




                          Originally New York, Inc.
                        (A Development Stage Company)
                                    Notes

Stock-Based Compensation
The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of FAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by FAS No. 123.

Year end
The Company has adopted December 31 as its fiscal year end.

Note 3 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations and it has generated minimal revenues. In order to obtain the necessary capital, the Company raised funds via a securities offering. If the equity financing does not raise sufficient capital, it would be unlikely for the Company to continue as a going concern.

The  officers  and  directors of the Company are involved in  other  business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 4 - Fixed assets

The Company purchased computer equipment in the amount of $1,695 and recorded depreciation expense in the amount of $170 and $228 during the periods ended June 30, 2002 and December 31, 2001, respectively.

Note 5 - Web development costs

The Company incurred and capitalized $4,300 in web development costs and has recorded amortization expense in the amount of $430 and $215 for the periods ended June 30, 2002 and December 31, 2001, respectively. The Company began amortization upon completion of the website.

Note 6 - Intangible assets

The Company incurred and capitalized $650 in trademark application fees during the period ended December 31, 2001 and has recorded no amortization for the period ended. The Company will begin amortization upon completion of the process of applying for multiple trademarks.




PAGE-32-F9




                          Originally New York, Inc.
                        (A Development Stage Company)
                                    Notes

Note 7 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

                         U.S federal statutory rate          (34.0%)

                         Valuation reserve                    34.0%
                                                           ------------
                         Total                                  - %
                                                           ============

As of December 31, 2001, the Company has a net operating loss carry forward of approximately $32,798 respectively, for tax purposes, which will be available to offset future taxable income. If not used, this carry forward will expire in 2021.

Note 8 - Stockholder's equity

The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

During March 2001, the Company issued 5,000,000 shares of its $0.001 par value common stock to an officer and director in exchange for cash in the amount of $5,000.

During March 2001, the Company issued 714,286 shares of its $0.001 par value common stock for total cash of $50,000 to one investor pursuant to a private placement offering.

On June 1, 2002, the Company issued 75,000 shares of its $0.001 par value common stock for total services rendered of $5,250 to three members of the board of directors. One member of the board of directors is the brother of the president of the Company.

On June 30, 2002, the Company closed its offering pursuant to Regulation D, Rule 504, of the Securities Act of 1933, as amended, and issued a total of 1,322,732 shares its $0.001 par value common stock for total cash of $92,591.

There have been no other issuances of common stock or preferred stock.

Note 9 - Related party transactions

A shareholder, officer and director of the Company paid for various expenses of the Company in the amount of $1,333. The amount due to the shareholder is a loan that bears zero interest and is due on demand. During the six month period ended June 30, 2002, the Company paid the individual a total of $1,333 to pay off the entire balance due.

On June 1, 2002, the Company issued 75,000 shares of its $0.001 par value common stock for total services rendered of $5,250 to three members of the board of directors. One member of the board of directors is the brother of the president of the Company.




PAGE-33-F10




                          Originally New York, Inc.
                        (A Development Stage Company)
                                    Notes

Note 10 - Warrants and options

As of June 30, 2002, the Company issued 132,273 warrants to purchase the Company's $0.001 par value common stock on a one-for-one basis. The warrant exercise price is $0.077 per share of common stock and substantially all warrants will expire on or before June 30, 2005. During the six-month period ended June 30, 2002, no warrants have been exercised.

As of December 31, 2001, there were no warrants or options outstanding to acquire any additional shares of common and/or preferred stock.




















PAGE-34-F11







                                  Part III

Item 1.  Index to Exhibits



     Exhibit    Name and/or Identification of Exhibit
     Number

       3        Articles of Incorporation & By-Laws

                a.  Articles of Incorporation of the Company filed March
                    12, 2001

                b.  By-Laws of the Company adopted March 15, 2001

      23        Consent of Experts and Counsel

                    Consents of independent public accountants















PAGE-35-







                                 SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                    ORIGINALLY NEW YORK, INC.
                    -------------------------
                          (Registrant)

By: /s/ Leonard H. Luner
Leonard H. Luner, President

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated:

     Signature               Title                  Date
---------------------------------------------------------------------------

/s/ Leonard H. Luner  President & Director   September 16, 2002
--------------------
  Leonard H. Luner

/s/ Stuart S. Luner      Treasurer and       September 16, 2002
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  Stuart S. Luner        Director

















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